

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Via E-Mail</u>   January 10, 2013
Weidong Hong
Chief Executive Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Tower D, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013

> **Re: Yucheng Technologies Limited**
> **Schedule 13E-3**
> **Filed August 24, 2012 by Yucheng Technologies Limited, et al.**
> **File No. 005-82213**

Dear Mr. Hong:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Maryse Mills-Apenteng

                       Maryse Mills-Apenteng
                       Special Counsel

cc: <u>Via E-Mail</u>
       Lin Huang, Esq.
       Cleary Gottlieb Steen & Hamilton LLP